SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
LETTER TO SEC

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 17, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

November 13, 2003

The Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Newfoundland Securities Commission
New York Stock Exchange
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
The Canadian Venture Exchange

Dear Sirs:

RE: Shaw Communications Inc. — Sedar Profile #1544

On behalf of our principal, Shaw Communications Inc., we wish to confirm the following dates regarding their Annual General Meeting of Shareholders:

DATE OF MEETING RECORD DATE MATERIAL MAIL DATE	January 21, 2004 December 18, 2003 December 19, 2003

APPLICABLE SECURITIES	CUSIP NO.

Class A Voting	CA82028K1012

Yours truly,

CIBC MELLON TRUST COMPANY

“Signed”

Michael Marasco
Associate Manager
Client Relations
(403) 232-2427

MM/mm

cc:	Shaw Communications Inc.
Attention: Angela Haigh